Exhibit 99.1

Small & Rural Law Enforcement Executives Association (SRLEEA) Selects Draganfly to Launch its Drone Implementation & Readiness Program for Small, Rural & Tribal Law Enforcement Agencies

ORLANDO, Fla., July 27, 2026 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning developer of drone solutions, software, and AI systems, today announced an exclusive strategic partnership with the Small & Rural Law Enforcement Executives Association (SRLEEA) to launch the SRLEEA Drone Implementation & Readiness Program, a member service designed to enable small, rural, and tribal law enforcement agencies to successfully implement, operate, and sustain professional drone programs.

After considering a range of potential partners, SRLEEA selected Draganfly based on the Company’s deep understanding of the operational realities facing its members and its ability to provide the technology, training, policies, and long-term support required to build sustainable drone programs. The initiative is specifically designed around the needs of small, rural, and tribal agencies, including vast service areas, limited staffing, constrained budgets, and the need for practical, cost-effective tools that can expand operational capacity without replacing personnel.

The organizations formally executed an agreement ahead of the conference and will commemorate the partnership during a ceremonial signing at the 2026 Small & Rural Law Enforcement Executives Association Annual Conference in Orlando, Florida.

Representing more than 90 percent of law enforcement agencies across the United States, small, rural, and tribal departments often serve vast geographic areas with limited personnel, constrained budgets, and fewer specialized resources than their larger counterparts.

For many of these agencies, drones represent far more than new technology; they are a force multiplier that expands situational awareness, enhances officer safety, accelerates emergency response, and extends operational capabilities without requiring additional personnel.

The SRLEEA Drone Implementation & Readiness Program was created to help agencies move beyond simply purchasing drone technology by providing the policies, professional training, operational guidance, implementation support, and trusted equipment needed to build safe, effective, and sustainable aviation programs.

“Innovation has the greatest impact when it reaches the people who need it most,” said Cameron Chell, President and Chief Executive Officer of Draganfly. “Small, rural, and tribal law enforcement agencies protect the majority of communities across North America, often with fewer officers and fewer resources than larger departments. Through our partnership with SRLEEA, we’re helping ensure these agencies have access to more than industry-leading drone technology. Together, we’re providing the policies, professional training, operational expertise, and long-term support needed to confidently build sustainable drone programs that strengthen officer safety, improve emergency response, and better serve the communities that depend on them.”

“Small, rural, and tribal law enforcement agencies face distinct operational challenges, but they deserve access to the same level of technology, training, and support as larger departments,” said Mike Brown, President and Executive Director of the Small & Rural Law Enforcement Executives Association. “Our members are looking for practical, cost-effective solutions that improve public safety and strengthen the capabilities of the officers already serving their communities. Through this partnership with Draganfly, the SRLEEA Drone Implementation & Readiness Program will provide agencies with a clear, responsible path to adopting drone technology, supported by trusted guidance, standardized training, proven best practices, and long-term program support.”

Meeting the Growing Need for Drone Readiness

Across North America, drones are becoming an essential tool for modern policing. From locating missing persons and documenting collision scenes to supporting tactical operations, disaster response, emergency management, and critical incident response, unmanned aircraft are helping agencies improve response times, enhance situational awareness, and make better-informed decisions during high-risk events.

Yet for many small, rural, and tribal agencies, implementing a drone program remains a significant challenge. Limited staffing, evolving regulations, funding constraints, and the need for specialized training can create barriers to adoption.

The SRLEEA Drone Implementation & Readiness Program addresses these challenges by providing agencies with a comprehensive implementation framework that combines nationally recognized best practices, professional training, operational guidance, trusted technology, and ongoing support. Together, these resources make drone adoption more accessible, sustainable, and operationally effective.

Through the SRLEEA Drone Implementation & Readiness Program, participating agencies will gain access to:

Policy & Program Development

Comprehensive guidance for establishing compliant drone operations, including policy development, standard operating procedures, governance frameworks, implementation planning, and operational best practices tailored specifically to the needs of small, rural, and tribal law enforcement agencies.

Training & Professional Development

Access to FAA Part 107 preparation, hands-on flight training, mission-specific operational instruction, and continuing education designed to help agencies safely build and sustain professional drone programs.

Technology, Equipment & Long-Term Support

Access to industry-leading drone platforms, sensors, software, accessories, implementation services, and lifecycle support through Draganfly, helping agencies deploy scalable technology solutions that meet today’s operational needs while preparing for future mission requirements.

The program supports a broad range of public safety missions, including search and rescue, missing persons investigations, tactical operations, disaster response, emergency management, crime scene documentation, collision reconstruction, critical incident assessment, and community safety initiatives. By combining trusted technology with standardized implementation and ongoing education, the initiative helps agencies improve operational effectiveness, enhance officer safety, and better protect the communities they serve.

Full program details, course outlines, and enrollment information will be available on a dedicated landing page at draganfly.com/srleea/

About the Small & Rural Law Enforcement Executives Association

The Small & Rural Law Enforcement Executives Association (SRLEEA) is the only national nonprofit organization dedicated exclusively to serving the needs of small, rural, and tribal law enforcement agencies. Through advocacy, leadership development, education, and strategic partnerships, SRLEEA strengthens the capabilities of law enforcement executives while advancing public safety in communities across the United States.

Representing the vast majority of law enforcement agencies nationwide, the Association is committed to ensuring agencies of every size have access to the resources, training, partnerships, and professional support needed to meet today’s evolving public safety challenges.

For more information, visit www.smallrural.org.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly is an award-winning Original Equipment Manufacturer and technology integrator to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements or inferences with respect to Draganfly’s partnership with SRLEEA Drone Implementation & Readiness Program as well as statements or inferences as to economic benefits to Draganfly to be derived from this partnership. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedarplus.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.